EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	For the Year Ended December 31,
	March 31
	2007	2006	2005	2004	2003	2002
	(in thousands)
Loss from Continuing Operations Before Income Taxes	$(12,195)	$(92,681)	$(95,174)	$(46,756)	$(44,969)	$(45,787)
Fixed Charges	125	296	285	271	225	242

Earnings as Defined	$(12,070)	$(92,385)	$(94,889)	$(46,485)	$(44,744)	$(45,545)

Fixed Charges:
Interest Expense	$—	$—	$68	$149	$31	$—
Estimated Interest Component of Rent Expenses	125	296	217	122	194	242

Total Fixed Charges	$125	$296	$285	$271	$225	$242

Ratio of Earnings to Fixed Charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings, as defined, were insufficient to cover fixed charges by $12.2 million, $92.7 million, $95.2 million, $46.8 million, $45.0 million, and $45.8 million for the three-month period ended March 31, 2007 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.